1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ
richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

June 9, 2023

Daniel S. Greenspan

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Fidelity Private Credit Central Fund LLC (the “Fund”)

File No: File No. 000-56538

Dear Mr. Greenspan:

We are writing in response to written comments provided on May 9, 2023 relating to the Fund’s registration statement on Form 10 that was filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2023 on behalf of the Fund, a closed-end management investment company that has elected to be regulated as a business development company (“BDC”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. The below responses will be reflected in amendment No. 1 to the registration statement (the “Amendment”). Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

General Explanatory Note – Page 1

1.	Comment:	Please add the following bullet points and also present the text of all bulleted items in boldface:

•

Investment in the Fund is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Fund.

•

The Fund intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

•	The privately-held companies and below-investment-grade securities (“junk” bonds) in which the Fund will invest will be difficult to value and are illiquid.

•

The Fund will elect to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the activities of the Fund, including restrictions on leverage and on the nature of its investments.

•

The Fund is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. As a result, the Fund is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. See “Emerging Growth Company” at page [ ].

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•

The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

Response:	The disclosure has been revised accordingly.

Item 1. BUSINESS

General Development of Business – Page 5

2.	Comment:	Has the Fund granted, or does it expect to grant, preferential rights or terms to certain investors that are not available to other investors, pursuant to a side letter or otherwise? If so, what are such rights or terms, and what is the criteria by which such investors were selected? How does the granting of such rights or terms impact the fund, and investors who are not granted them? We may have further comments based on your response.

	Response:	The Fund has not granted and does not intend to grant preferential rights or enter into any side letters or similar agreements with investors.

3.	Comment:	Please add disclosure to the first paragraph specifying the exemption(s) upon which the Fund expects to rely for the private offering of Units.

4.	Response:	The disclosure has been revised accordingly.

5.	Comment:	Given that the stated purpose of the Fund is to serve as an aggregator vehicle through which one or more Fidelity-advised funds can invest, please tell us how you will comply with Section 12(d)(1)(A) of the 1940 Act with respect to investments by Fidelity-affiliated funds and/or accounts.

	Response:	Each of the Fidelity-advised funds that invests in the Fund relies on Rule 12d1-4 under the 1940 Act, which permits an acquiring fund to acquire securities issued by another registered investment company or BDC in excess of the applicable limits under Section 12, subject to certain conditions.

The Private Offering – Page 11

6.	Comment:	Please disclose in this section what happens to investors who fail to honor their commitment obligations.

	Response:	The Fund does not have a formal policy on treatment of investors that fail to honor commitment obligations.

Advisory Agreement – Page 11

7.	Comment:	Please disclose a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. We believe that such disclosure would be helpful to investors.

	Response:	Form 10 does not require the inclusion of a fee table and thus the Fund respectfully declines to include a fee table. Given the sophisticated nature of the Fund’s investors (i.e., Fidelity-advised funds that are accredited investors), the Fund does not believe it is necessary to include such disclosure.

Limited Exclusion Right; Withdrawal – Page 18

8.	Comment:	With respect to the Fund’s ability to exclude Unit Holders from purchasing Units, please clarify in your disclosure the meaning of “undue economic, compliance, or other burden,” as well as “other similar reasons.”

	Response:	The Fund has removed the “Limited Exclusion Right; Withdrawal” from the Form 10.

9.	Comment:	Please also revise the disclosure to provide a clear rationale for the exclusion of Unit Holders who have been convicted in, or become subject to, a criminal proceeding or investigation.

Does the Fund’s right to exclude Unit Holders in connection with criminal proceedings or investigations (“... or has been convicted in, or become subject to, a criminal proceeding or investigation”) relate to any and all such investigations and proceedings, or does the Fund have discretion based on the nature of the charges or investigation? We may have further comments based on your response.

	Response:	As noted in the response to Comment 8, this section has been removed.

10.	Comment:	Does the Fund’s exclusion right extend to removal of a Unit Holder from the Fund? If so, what is the price at which the shares will be repurchased? In addition, as applicable, please explain how such repurchase is consistent with Section 23 of the 1940 Act. We may have further comments based on your response.

	Response:	As noted in the response to Comment 8, this section has been removed.

Regulation as a Business Development Company – Page 18

Limitations on Leverage – Page 20

11.	Comment:	Please revise your disclosure to (i) clarify that the asset coverage requirement is 200%, which may be reduced to 150% if certain conditions are met (e.g., approval of independent directors or shareholders), and (ii) specify whether those conditions have been met such that the ratio is 150%, or that the Fund expects to meet those conditions.

	Response:	The disclosure has been revised accordingly.

Item 15. Financial Statements and Exhibits – Page 99

12.	Comment:	Please ensure that the form of Subscription Agreement will be filed as an exhibit to the registration statement.

	Response:	The Subscription Agreement will be filed as an exhibit.

Accounting Comments

13.	Comment:	Please discuss in your response letter the Fund’s method for accounting for offering costs. Please include appropriate U.S. GAAP citations that support the accounting treatment.

	Response:	For accounting purposes, the Fund is operated as a continuously-offered fund. The Fund intends to capitalize and expense its offering costs over 12 months as permitted under 5-6 of FASB ASC 946-20-25 and 946-20-35-5.

14.	Comment:	Please include headings with the dates of the periods in the Consolidated Statement of Changes in Partners’ Capital.

	Response:	The disclosure has been revised accordingly.

15.	Comment:	In future financial statements please include all of the disclosures required for restricted securities in the financial statements, including acquisition date. See Article 12-12, Footnote 8 of Regulation S-X.

	Response:	The Fund will revise future financial statements accordingly.

16.	Comment:	In future financial statements please disclose the average dollar amount and the average interest rate of all outstanding borrowings as required by Article 6-07(3) of Regulation S-X.

	Response:	The Fund will revise future financial statements accordingly.

17.	Comment:	Please ensure that the Fund will comply with the Exchange Act reporting requirements in filing its first 10-Q or 10-K. After a registrant’s first registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date or the date the Form 10-Q would otherwise be due. If the effective date of an initial registration statement was within 45 days (90 days for a Smaller Reporting Company) after the fiscal year-end, but does not include the audited statements of the just recently completed year, the annual Report on Form 10-K is due within 90 days after its fiscal year-end.

	Response:	The Fund respectfully acknowledges this comment.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at

(212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

CC:

Joseph Benedetti, Fidelity Investments

Christina Zervoudakis, Fidelity Investments

Jonathan Gaines, Dechert LLP

Paul Stevens, Dechert LLP